

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 31, 2017

Alex Cunningham
Chief Executive Officer
Cardiff International, Inc.
401 E. Las Olas Boulevard, Suite 1400
Ft. Lauderdale, Florida 33301

   Re: **Cardiff International, Inc.**
       Item 4.02 Form 8-K filed August 30, 2017
       Item 4.02 Form 8-K filed August 22, 2017
       Item 4.02 Form 8-K filed July 27, 2017
       File No. 000-49709

Dear Mr. Cunningham:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Please give consideration to filing as one amendment to the Item 4.02 disclosures included in the Form 8-Ks referenced above, whereby such amendment would be designated and filed as a Form 8-K/A and include in their entirety the previous information you provided. In this regard, the Form 8-K/A should specifically provide a discussion on the non-reliance on the unaudited interim financial statements included in both the Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017 and the Quarter ended June 30, 2017. The Form 8-K/A should also provide disclosure of the following for each set of interim financial statements that management concluded should no longer be relied upon:

a) The dates your Board of Directors (the "Board") concluded that the March 31, 2017 and the June 30, 2017 unaudited interim financial statements contained in the Quarterly Reports on Form 10-Q for the respective periods should no longer be relied upon;

b) Description of the facts underlying the conclusion to the extent known as to why the financial statements should not be relied upon. In this regard, we note that your March 31, 2017 interim financial statements should not be relied upon because there will be restatement to reflect adjustments in the fair market value, as reported in the Form 8-K filed on July 27, 2017, and that such is also the reason for your June 30, 2017 interim financial statements as reported in the Form 8-K filed on August 30, 2017. Please expand the discussion thereof to disclose the nature of the deficiency concerning the fair market value by disclosing the affected asset or liability accounts, the adjustment amounts (if known at this time), and the reason for the adjustments and the appropriate accounting that should have been applied for each of the March 31, 2017 and June 30, 2017 interim financial statements.

c) Disclosure of whether the Board, or authorized officer or officers, discussed the matters disclosed in the Form 8-K/A pertaining to the March 31, 2017 and June 30, 2017 unaudited interim financial statements and their non-reliance with your independent registered public accounting firm;

d) Disclose the expected time frame for restatement of the March 31, 2017 and June 30, 2017 unaudited interim financial statements and when amendments to the respective Forms 10-Q will be filed. To the extent such will be restated and filed as soon as practicable, please so state.

2. Please file as correspondence, a separate supplemental response letter that addresses each of the above comments contained in this letter. Please note this response letter may also be inclusive by you in addressing comments in our letters dated August 3, 2017 and August 29, 2017, previously issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure